Exhibit 99.2

Medical Care Technologies Inc.

CEO Letter to Shareholders

Dear Valued Shareholder,

I write to you at an important and extraordinary time for Medical Care Technologies Inc.  We have made significant progress in implementing our business strategy and navigating our way through China’s health care sector in 2011.

Here are just some of our highlights of 2011:

•	Appointed highly experienced Chief Operating Officer to navigate us in China health care marketplace
•	Developed strategic alliances in China in March, 2011 to procure our business strategy in children’s health care
•	Achieved “Favoured Player” status in March, 2011 with Chinese government because of our focus on China’s children
•	Joint venture partnership formed in April, 2011 with Hong Kong corporation to operate private children’s health and wellness centers
•	Phase I License application submitted to operate health care center submitted to City of Dongguan, Guangdong Province in April, 2011
•	Renowned Medical Advisory Board appointed in May, 2011, to provide strategic focus in implementing high medical standards
•	Phase I License approval obtained from City of Dongguan in June, 2011
•	Operating Lease for 4,000+ square foot facility signed in June, 2011
•
Board of Directors, Medical Advisory Board and Management Team meet in Dongguan and Beijing for strategic planning, tour selected site and series of meetings with Chinese government officials in July, 2011

•	Advanced discussions for second location with Beijing health officials in July, 2011
•	Leading Design firm and project manager hired to oversee construction of flagship facility in August, 2011
•	Phase II License approval obtained from two government departments: Department of Urban Planning and Department of Health in August, 2011
•	Renowned Medical Director hired to oversee Children’s Integrated Health Program in September, 2011
•	Advanced discussions for future locations in five (5) other Chinese provinces

Our vision is simple: to be the preeminent leader in children’s health care in China. We strive to achieve this by 1) focusing on enhancing the overall well-being of the family and community by providing integrated health care services in a high quality, warm and caring environment and; 2) expanding our paediatric services to include preventative health and wellness education.

Recently, the Chinese government has committed 850 billion Yuan (approx. US$124 billion) to develop its health care system. Currently, there are 300 million strong middle class with disposable income that are now demanding comprehensive, high quality health care services.  Health care delivery in China has not yet caught up with this growing demand. Moreover, the Minister of Health gave the green light to foreign hospitals and medical clinic owners to have a majority share in joint ventures, up to a maximum of 70% ownership. Our joint venture partnership with a Hong Kong corporation was established in April, 2011 to take advantage of this profitable opportunity.

Medical Care Technologies Inc.

CEO Letter to Shareholders….

We are excited by these changes being implemented as it allows us to innovate and offer a new private health care model for children in China. We are the first to introduce such a model in China which places us strategically at the forefront of a highly attractive private health care services market. With the easing of Chinese government regulations for foreign investment in private health care services, I believe, we can steadily improve our competitive position amongst already established foreign key players.

We have great potential to be successful in the China health care sector for the following reasons:

• Experience management team	• Defined market niche and strategy
• Strategic government alliances	• Customer driven business model

Most importantly, we are positioned to achieve our objectives, by having an experienced and proven entrepreneurial management team in place with track records in aiding growth initiatives. I have complete confidence in Mr. Luis Kuo, who I am pleased to introduce as Medical Care Technologies Inc.’s Chief Operating Officer as of February, 2011. With over 12 years experience from transforming start-ups, reorganizations, to joint venture partnerships across the IT and health care sectors, I am privileged that he is a part of our team and feel confident that, together, we will be strongly positioned and better poised for future growth.

We have initiated our expansion process in other provinces and are currently developing several other relationships for our health products distribution channels throughout China. We are in the process of securing sufficient funding to support our expansion plans. We will be making announcements about our exciting news in the near future.

Of paramount importance is my commitment to always seek ways to enhance shareholder value, and I take great pride in our management team’s passion and drive for success in our operations.  I sincerely believe that we are an "undervalued opportunity" and I, with the help of our management team, am focused on building a strong foundation upon which we can achieve our targeted business strategies.  I am extremely happy to be part of a company in the midst of a dynamic change in China’s health care industry. I am excited by this change and am optimistic that our strategic initiatives for growth will help build shareholder value.

I look forward to keeping you updated and encourage your questions via the contact information below or through our website: www.medicaretechinc.com. I encourage all of our shareholders to stay informed of our progress in China.

I would like to express my sincere appreciation to our shareholders for your continued support of Medical Care Technologies Inc.

Sincerely,

Ning C. Wu
Chief Executive Officer

For more information, please contact:

Medical Care Technologies Inc.	Medical Care Technologies Inc.
Candy Wang, Shareholder Communications	Ning C. Wu, Chief Executive Officer
Email: contact@medicaretechinc.com	Email: n.wu@medicaretechinc.com